UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Enthusiast Gaming Holdings Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29385B109

(CUSIP Number)

Greywood, LLC

5 Dakota Drive, Suite 210

New Hyde Park, NY 11042

(212) 453-0028

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 29385B109	Page 2 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Greywood, LLC EIN: 82-3495436
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,611,485
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,611,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,611,485
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%
14.	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP NO. 29385B109	Page 3 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Vantage Trading, LLC EIN: 83-4245275
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,977,722
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,977,722

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,977,722
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%
14.	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP NO. 29385B109	Page 4 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Sasha Szabo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC and PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
11,611,485
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
11,611,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,611,485
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%
14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP NO. 29385B109	Page 5 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Marc Preston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC and PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
11,611,485
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
11,611,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,611,485
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%
14.	TYPE OF REPORTING PERSON
IN

CUSIP NO. 29385B109	Page 6 of 8

This Statement is filed with respect to the common stock of Enthusiast Gaming Holdings Inc., a British Columbia corporation (the "Issuer"), beneficially owned by the Reporting Persons specified herein as of April 25, 2022. This statement amends and supplements the Schedule 13D filed on November 16, 2021, as amended by Amendment No. 1 filed on January 10, 2022 and Amendment No. 2 filed on January 19, 2022 (“Schedule 13D”), as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified.

All initially capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented with the following information in addition to the information described in the Schedule 13D:

The Reporting Persons are attempting to become more active with the Issuer, including seeking a strengthening of the Issuer’s board of directors through the appointment of well-qualified directors, and such attempts are ongoing in that regard. Further, the Reporting Persons have had and may continue to have discussions with the Issuer’s management and members of the board of directors of the Issuer regarding the Issuer’s business, strategies and operations.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The Reporting Persons further reserve the right to formulate other plans and/or make other proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, reconsider and change its plans or proposals relating to the foregoing.

CUSIP NO. 29385B109	Page 7 of 8

Item 5. Interest in Common Stock of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). At present, based on 133,549,269 shares of Common Stock outstanding as reported in the Issuer’s most recent financial statements: (i) Greywood, Szabo and Preston own an aggregate of 8.7%, which consists of 8,977,722 shares owned by Vantage, 406,160 shares owned by Axion, 590,574 shares owned by Preston Trading, 550,000 shares owned by Preston Kids, 277,852 shares owned by Madison, 758,447 shares owned by Longview, and 50,730 shares owned by Seaview. Based on the above holdings, Vantage, Axion, Preston Trading, Preston Kids, Madison, Longview and Seaview beneficially own 6.7%, 0.3%, 0.4%, 0.4%, 0.2%, 0.6% and 0.04%, respectively. Greywood, Szabo and Preston share voting control and dispositive power over the shares held by Vantage, Axion, Preston Kids, Preston Trading, Madison, Longview and Seaview.

(c) The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d) and (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP NO. 29385B109	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022	GREYWOOD, LLC

	By:	/s/ Sasha Szabo
Manager

Dated: April 25, 2022	VANTAGE TRADING, LLC

	By:	/s/ Marc Preston
Marc Preston, Managing Member of the Managing Member

Dated: April 25, 2022	/s/ Sasha Szabo
Sasha Szabo, individually

Dated: April 25, 2022	/s/ Marc Preston
Marc Preston, individually

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Date of Transaction	Purchaser/Seller	Amount of Shares of Common Stock Bought/(Sold)	Price per share (excluding commissions)	Currency	Where and how the transaction was effected

3/14/2022	Vantage Trading, LLC	5,000	2.29	USD	Open Market
3/15/2022	Vantage Trading, LLC	35,000	2.29	USD	Open Market
3/24/2022	Vantage Trading, LLC	1,100,000	2.92	USD	Private Transaction